April 21, 2020

Shuang Liu
President and Chief Executive Officer
Goldenwell Biotech, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

       Re: Goldenwell Biotech, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 8, 2020
           File No. 333-236561

Dear Mr. Liu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 8, 2020

General

1. We note your response to prior comment 5 that you do not have any arrangements or agreements with any of the entities associated with your directors and officers. However, we note that Mr. Yang serves as the Chief Executive Officer of Australian Trefoil Health
       and Technologies Pty. Ltd. ("Trefoil"), and that entity's name and logo is on your Sugar
       Master and DNA Repair labels reflected in your prospectus. We also note that your website contains the exact same product name and description for Sugar Master and DNA
       Repair as the products reflected on Trefoil's website. Please disclose the nature of your relationship with Trefoil.
 Shuang Liu
FirstName LastNameShuang Liu
Goldenwell Biotech, Inc.
Comapany NameGoldenwell Biotech, Inc.
April 21, 2020
April 2 2020 Page 2
Page 21,
FirstName LastName
Our Company, page 2

2. Please tell us how your disclosure throughout your filing that you are a "nutraceutical and dietary supplements products company" is consistent with information on your website that your "main stream business includes R&D and industrialize of health care products, bio-pharmaceuticals and bio-engineering drugs, foods and cosmetics products."
3. We note that on your website you mention that you have established a "long-term cooperative research and development relationship." Please disclose, if material, the nature of the relationship, including whether the relationship is represented by a written agreement; and the nature of the obligations of the parties to the agreement, if any.
Risk Factors, page 6

4. We note your response to prior comment 5. Please address in your risk factor the potential conflicts created by the business activities of the registrant and your management's other activities. Your risk factor on page 7 currently is limited to issues regarding management's time, rather than issues such as conflicting business opportunities.
Use of Proceeds, page 16

5. Please address that part of prior comment 8 which asked you to disclose how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses.
Patents, Trademarks, Licenses, Franchise Restrictions and Contractual
Obligations
& Concessions, page 29

6. Please tell us how your disclosure on page 29 that you "do not own patents" is consistent with information on your website that you have been granted "19 invention patents." If applicable, please disclose the material terms of the license agreements that you have entered into with respect to the patents. In this regard, we note you mention on your website that "JZY Biotech" is a patent holder.
Compliance with Government Regulation, page 29

7. We note the benefits of your products mentioned on pages 24-29. Please explain the basis for your belief that government regulation will not have a material impact on the way you conduct your business. Given the information on your website that your "main stream business includes R&D and industrialize of health care products, bio-pharmaceuticals and bio-engineering drugs, foods and cosmetics products" and your "facility will comply with
         GMP standards," it is unclear why government regulation will not have a material impact on the way you conduct your business.
8. We note your response to prior comment 13 that FDA approval is not required for your products. Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body
 Shuang Liu
Goldenwell Biotech, Inc.
April 21, 2020
Page 3
      are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. In that regard, we note your disclosure on page 29 states that your Sugar Master product is a "complementary treatment to diagnosed diabetics" and "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes." Please revise to describe the FDA approval required for your products.
Exhibits

9. We note your response to prior comment 10. Please revise the exhibit index to include the subscription agreement to be filed as exhibit 10.1 and ensure that you file the exhibit.
       You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special
Counsel, at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameShuang Liu
                                                           Division of
Corporation Finance
Comapany NameGoldenwell Biotech, Inc.
                                                           Office of
Manufacturing
April 21, 2020 Page 3
cc:       Thomas E. Puzzo, Esq.
FirstName LastName